SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02040959

FORM 11-K

SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH. D.C. 164 SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Worldbridge Broadband Services 401(K) Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801-7530

PROCESSED
JUL 08 2002
THOMSON
FINANCIAL

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

David A. Woodle
President and CEO
C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801
(814) 238-2461

This document contains 15 pages.

REQUIRED INFORMATION

This document contains 15 pages.

PHL_A #1639899 v1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Worldbridge Broadband Services 401(K) Plan

C-COR.net CORP.
Plan Administrator

DATE: June 27, 2002

By: ______________________
Joseph E. Zavacky
Controller and Assistant Secretary

WORLDBRIDGE BROADBAND SERVICES
401(k) PLAN

Table of Contents

KPMG

30 North Third Street
Suite 200
PO Box 1190
Harrisburg, PA 17108-1190

Independent Auditors' Report

To the Board of Directors
C-COR.net Corp.:

We have audited the accompanying statements of net assets available for benefits of the Worldbridge Broadband Services 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 7, 2002

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

WORLDBRIDGE BROADBAND SERVICES 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Investments:		
At fair value:		
Pooled separate accounts	$ 1,175,918	671,473
C-COR.net Corp. common stock	257,373	23,951
Participant loans	45,193	26,761
Total investments at fair value	1,478,484	722,185
At contract value:		
Investment contract with insurance company	401,330	46,820
Total investments	1,879,814	769,005
Contributions receivable - employees	16,153	—
Contributions receivable - employer	6,347	—
Total assets	1,902,314	769,005
Liabilities:		
Excess contributions payable	—	22,023
Ineligible contributions payable	—	11,254
Total liabilities	—	33,277
Net assets available for benefits	$ 1,902,314	735,728

See accompanying notes to financial statements.

WORLDBRIDGE BROADBAND SERVICES 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions to net assets attributed to:			
Investment income (loss):			
Interest	$	19,472	2,678
Net depreciation in fair value of investments		(32,559)	(87,725)
		(13,087)	(85,047)
Contributions:			
Employer contributions		184,591	107,637
Employee contributions		533,103	404,441
Rollover contributions		—	20,662
		717,694	532,740
Total additions		704,607	447,693
Deductions from net assets attributed to:			
Distributions		446,940	125,304
Administrative expenses		11,483	7,944
Total deductions		458,423	133,248
Net transfers in from other plans		920,402	18,238
Net increase		1,166,586	332,683
Net assets available for benefits:			
Beginning of year		735,728	403,045
End of year	$	1,902,314	735,728

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the Worldbridge Broadband Services 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (IRC). The Plan was established October 1, 1997. Employees are eligible to participate in the Plan upon the completion of 30 days of employment. The Plan covers substantially all employees of Worldbridge Broadband Services, Inc. (the Company), a wholly-owned subsidiary of C-COR.net Corp (C-COR). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

1) Employee Pre-Tax Contributions

Participants may direct the Company to reduce their compensation, as defined in the Plan, by 1% to 15% (in whole percentages) up to a maximum amount established by the Internal Revenue Service annually. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 22 pooled separate accounts, C-COR stock and an insurance investment contract as investment options for participants.

2) Employer Matching Contributions

The employer matching rate percentage is determined by the Board of Directors of C-COR. For the first six months of 2000, the Company's matching contribution was 25% of an eligible employee's first 4% contributed for the Plan year. Effective July 1, 2000, and continuing through December 31, 2001, the Company's matching contribution increased to 50% of an eligible employee's first 6% contributed for the Plan year.

3) Employer Discretionary Contributions

Subject to the approval by the Board of Directors of C-COR, the Company may contribute a discretionary amount to the Plan. The discretionary contribution is subject to an allocation formula based on compensation, and requires employment on the last day of the Plan year. There were no employer discretionary contributions in 2001 or 2000.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of (a) the employer's matching and discretionary contributions (if applicable) and (b) allocations of plan earnings. In addition, each participant's account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***Vesting***

Participants are vested immediately in their contributions plus actual earnings thereon. Employees become vested in the employer contribution portion of their account according to the following schedule:

Years of credited service	Percent vested
Less than 1 year	0%
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

(e) ***Loans***

Participants may borrow up to 50% of their vested account balance, with the aggregate balance of all loans not permitted to exceed $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant's account. Interest rates ranged from 7.00% to 10.00% and 8.75% to 10.00% at December 31, 2001 and 2000, respectively, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

(f) ***Payment of Benefits***

Benefits under the Plan are paid upon separation from service, death, total and permanent disability, or retirement. Upon a participant's death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for "severe" financial hardships, as defined by the Plan.

(g) Forfeited Accounts

Employer matching contributions and employer discretionary contributions that are forfeited are used to offset administrative expenses and employer contributions. Administrative expenses and employer contributions were offset from forfeited nonvested accounts by $16,451 and $6,130 in 2001 and 2000, respectively. At December 31, 2001, forfeited nonvested accounts totaled $16,424, which will be used to offset administrative expenses and employer contributions in 2002.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan's pooled separate accounts are valued at the net unit value of units held by the Plan at year end as determined by CIGNA Retirement & Investment Services (CIGNA), the custodian of the Plan. C-COR common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

The following table presents investments at December 31 that represent 5 percent or more of the Plan's net assets:

		2001		2000
Investments at fair value:				
C-COR.net Corp. common stock	$	257,373		23,951
Janus Worldwide		226,426		134,941
Invesco Dynamics		155,963		76,231
Fidelity Growth Opportunities		95,610		16,637
S&P 500 Index		95,193		63,940
CIGNA Lifetime 30		—	(1)	102,100
CIGNA Lifetime 40		—	(1)	52,352
American Century Ultra		—	(1)	51,754
Other		647,919		200,279
		1,478,484		722,185
Investment at contract value:				
CIGNA Guaranteed Income Contract		401,330		46,820
Total investments	$	1,879,814		769,005

(1) Less than 5 percent in the current year

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		2001	2000
Investments at fair value:			
Pooled separate accounts	$	(113,416)	(79,902)
C-COR.net Corp. common stock		80,857	(7,823)
Net depreciation in fair value	$	(32,559)	(87,725)

(4) Investment Contract with Insurance Company

The Plan has an investment contract with CIGNA, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the CIGNA Guaranteed Income Contract was 4.75% and 4.90% in 2001 and 2000, respectively. The crediting interest rate as of December 31, 2001 and 2000 was 4.60% and 4.90%, respectively.

(5) Asset Transfers

In 2000, a division of C-COR was transferred to the Company. As of December 31, 2000, the only assets that were transferred to the Plan from the C-COR.net Corp. Retirement Savings and Profit Sharing Plan were participant loans in the amount of $18,238. On January 8, 2001, the remaining assets associated with the transferred participants were transferred to the Plan in the amount of $719,174.

In 2001, the Company acquired Aerotec Communications, Inc. The assets from the 401(k) plan of the acquired business were transferred into the Plan in 2001 in the amount of $201,228.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

(7) Tax Status

The Company has adopted a prototype non-standardized profit sharing plan, which received a letter dated May 7, 1996 from the Internal Revenue Service that it was designed in accordance with the applicable sections of the IRC. The Plan has been amended since the date of the letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Related-Party Transactions

Plan investments include units of pooled separate accounts and a general account administered by CIGNA. CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in C-COR common stock.

(9) Liabilities

The Plan recorded a liability during 1999 for ineligible contributions in the amount of $11,254. The ineligible contributions were due to operational errors that resulted from the admittance of employees to the Plan and the allowance of contributions by those employees prior to the earliest date of eligibility in accordance with Plan provisions. The ineligible contributions were returned in 2001.

In addition, the Plan had a liability as of December 31, 2000 related to excess contributions in the amount of $22,023. The excess contributions were returned in 2001.

(Continued)

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2000 to the Form 5500, as originally filed:

Net assets available for benefits per the financial statements	$	735,728
Plus: Excess contributions		22,023
Plus: Ineligible contributions		11,254
Net assets available for benefits per the Form 5500, as originally filed	$	769,005

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to the Form 5500, as originally filed:

Benefits paid to participants per the financial statements	$	125,304
Plus: Excess contributions		2,753
Benefits paid to participants per the Form 5500, as originally filed	$	128,057

The following is a reconciliation of employee and employer contributions per the financial statements for the year ended December 31, 2000 to the Form 5500, as originally filed:

Employee contributions per the financial statements	$	404,441
Plus: Excess contributions - employees		17,799
Employee contributions per the Form 5500, as originally filed	$	422,240

Employee contributions per the financial statements	$	107,637
Plus: Excess contributions - employer		4,224
Employee contributions per the Form 5500, as originally filed	$	111,861

Amounts related to the distribution of excess contributions are recorded on the accrual basis within the financial statements.

Schedule 1

WORLDBRIDGE BROADBAND SERVICES 401(K) PLAN

Schedule of Assets (Held At End of Year)

December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investment	Current value
* C-COR.net Corp.	Common stock	$ 257,373
* Connecticut General Life Insurance Company	Guaranteed Income Contract	401,330
	Janus Worldwide	226,426
	INVESCO Dynamics	155,963
	Fidelity Growth Opportunities	95,610
	S & P 500 Index	95,193
	Neuberger & Berman Guardian	83,382
	CIGNA Lifetime 30	82,695
	American Century Ultra	63,337
	Dreyfus Founders Growth	61,090
	CIGNA Lifetime 40	51,893
	Credit Suisse Emerging Growth	42,901
	PBHB Growth	40,568
	Dreyfus Founders Balanced	37,640
	CIGNA Lifetime 20	36,747
	Templeton Growth	24,591
	AIM Constellation	24,202
	Credit Suisse Strategic Value	17,646
	CIGNA Lifetime 50	15,129
	Balanced Wellington Management	9,452
	Credit Suisse International Equity	7,725
	Templeton Foreign	2,794
	CIGNA Lifetime 60	934
* Participant loans	Participant loans with various rates of interest from 7.00% to 10.00%	45,193
		$ 1,879,814

* Parties-in-interest

Consent of Independent Accountants

The Board of Directors
C-COR.net Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-43592) of C-COR.net Corp. of our report dated June 7, 2002, with respect to the statements of net assets available for benefits of the Worldbridge Broadband Services 401(k) Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Worldbridge Broadband Services 401(k) Plan.

KPMG LLP

Harrisburg, Pennsylvania
June 28, 2002